UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

STANDARD BIOTOOLS INC.
(Name of Issuer)
Common
(Title of Class of Securities)
34385P108
(CUSIP Number)
William Braverman ESQ
Neuberger Berman Group LLC
1290 Avenue of the Americas
New York , New Jersey 10104
212-476-9035
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 5, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ x ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34385P108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Neuberger Berman Group LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (b) Membership in Group is Disclaimed
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Common
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,500,017
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,382,584
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,382,584
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ x ]
(13)	Percent of Class Represented by Amount in Row (9) 1.51
(14)	Type of Reporting Person (See Instructions) HC

CUSIP No. 34385P108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Neuberger Berman Investment Advisers Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (b) Membership in Group is Disclaimed
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,432,661
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,315,228
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,315,228
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 1.49
(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 34385P108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Neuberger Berman Investment Advisers LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (b) Membership in Group is Disclaimed
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,432,661
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,315,228
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,315,228
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 1.49
(14)	Type of Reporting Person (See Instructions) IA

CUSIP No. 34385P108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Neuberger Berman Canada Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (b) Membership in Group is Disclaimed
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 67.356
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 67,356
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 67,356
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 0.02
(14)	Type of Reporting Person (See Instructions) HC

CUSIP No. 34385P108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) NB Acquisitionco ULC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (b) Membership in Group is Disclaimed
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization British Columbia, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 67,356
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 67,356
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 67,356
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 0.02
(14)	Type of Reporting Person (See Instructions) HC

CUSIP No. 34385P108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Neuberger Berman Canada ULC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (b) Membership in Group is Disclaimed
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization British Columbia, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 67,356
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 67,356
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 67,356
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 0.02
(14)	Type of Reporting Person (See Instructions) IA

CUSIP No. 34385P108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Benjamin Nahum
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (b) Membership in Group is Disclaimed
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 315,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 315,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 315,000
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) .11
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 34385P108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Amit Solomon
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (b) Membership in Group is Disclaimed
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 9,260
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 9,260
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,260
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 0.00
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 34385P108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Rand Gesing
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (b) Membership in Group is Disclaimed
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 50,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 50,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 0.02
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 34385P108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Pong Chan
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (b) Membership in Group is Disclaimed
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 0.00
(14)	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer
Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC") on November 18, 2021 ("Amendment No.1" and, together with the Initial Schedule 13D, the "Schedule 13D"), relating to the class of equity securities to which this statement on Schedule 13D relates is the common stock (the "Securities") of Standard Biotools Inc., a California corporation (the "Issuer"), having its principal place of business at 2 Tower Place, Suite 2000 South San Francisco, CA, 94080. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.
Item 2. Identity and Background
(c)
Item 2(c) of the Schedule 13D is hereby amended to restate the information required by instruction C to Schedule 13D as follows:

The information required by instruction C to Schedule 13D with respect to the directors and executive officers of the Reporting Persons is set forth below.

Neuberger Berman Group LLC

Directors
Joseph Amato
Sharon Bowen
Robert D'Alelio
Michele Docharty
Steven Kandarian
George Walker
Richard Worley

Executive Officers
George Walker, Chief Executive Officer
Joseph Amato, President
Andrew Komaroff, Executive Vice President and Chief Operating Officer
Heather Zuckerman, Executive Vice President, Chief of Staff and Secretary
William Arnold, Executive Vice President and Chief Financial Officer
Michael Chinni, Treasurer
Leo Anthony Viola, Controller

Neuberger Berman Investment Advisers LLC

Directors
Joseph Amato
Kenneth deRegt
Douglas Kramer
Bradley Tank
Stephen Wright

Executive Officers
Joseph Amato, President - Equities and Chief Investment Officer – Equities
Bradley Tank, President - Fixed Income and Chief Investment Officer – Fixed Income
Kenneth deRegt, Chief Operating Officer - Fixed Income and Managing Director
Patrick Deaton - Chief Operating Officer - Alternatives and Managing Director
Paul Lanks - Chief Operating Officer - Private Wealth
Douglas Kramer, Head of Institutional Equity and Multi-Asset and Managing Director
Irina Babushkina, Chief Administrative Officer - Global Research and Senior Vice President
Beryl Lou, Head of Investment Engineering and Vice President
Brian Kerrane, Head of Mutual Fund Administration and Managing Director
Brad Cetron, Chief Compliance Officer, Head of Compliance and Managing Director
Michael Chinni, Treasurer and Senior Vice President
Leo Anthony Viola, Controller and Managing Director
Savonne Ferguson, Chief Compliance Officer - Mutual Funds and Senior Vice President

Neuberger Berman Canada ULC

Directors
Joseph Amato
Heather Zuckerman
Ray Carroll
Patrick Deaton

Executive Officers
Kashif Khan, Chief Executive Officer
Ray Carroll, Chief Investment Officer - Breton Hill
William Arnold, Chief Financial Officer
Leo Anthony Viola, Controller
Milca Beltre, Head of Tax
Barry Giarraputo, Chief Financial Officer - Alternatives
Brian Kerrane, Head of Fund Administration
Robert Arancio, Head of Trading
Patrick Lomelo, Head of Operations
Viviana Beltrametti Walker, Chief Compliance Officer
Linda Sharaby, Secretary
Monica Sherer, Assistant Secretary
Elvira Decaro, Assistant Secretary
Frank Maeba, Managing Director
Simon Griffiths, Managing Director
Gideon Schapiro, Managing Director
Ram Ramaswamy, Managing Director
Evgeny Dunaevsky, Senior Vice President
Item 5. Interest in Securities of the Issuer.
(a)
Item 5 (a) - (c) and (e) of the Schedule 13D is hereby amended and supplemented as follows:

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon the Reporting Person's calculation of 289,464,031 shares of Common Stock outstanding, based upon (i) 80,030,193 shares of Common Stock outstanding as of November 29, 2023, as reported in the Issuer's prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on December 22, 2023 ("the Prospectus"), plus (ii) 209,433,838 shares of Common Stock used as merger consideration in connection with the Issuer's transaction with SomaLogic, Inc., a Delaware corporation ("Somalogic") (representing a 1.11 fixed exchange ratio over 188,679,133 shares of SomaLogic common stock outstanding as of November 29, 2023, as reported in the Prospectus). As a result of the consummation of the transaction between the Issuer and SomaLogic (as reported in the Form 8-K filed by the Issuer on January 5, 2024), the Reporting Persons' beneficial ownership of Common Stock has been reduced below 5% of the outstanding shares of Common Stock.
(b)
See Rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
(c)
Information concerning transaction in the shares of Common Stock reported herein effected during the past sixty (60) days is set forth in Schedule 1, which is attached hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed therein were effected in the open market through various brokerage entities.
(d)
The Reporting Persons effected the following transactions in the Securities during the past sixty days. Such transactions were effected in the open market.

See Schedule 1.
(e)
January 5, 2024
Item 7. Material to Be Filed as Exhibits
EX-1.1	The Reporting Persons effected the following transactions in the Securities during the past sixty days. Such transactions were effected in the open market.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   January 12, 2024
Neuberger Berman Group LLC
By:	/s/ Joseph Amato

Name: Joseph Amato
Title: President
Date:   January 12, 2024
Neuberger Berman Investment Advisers LLC
By:	/s/ Joseph Amato

Name: Joseph Amato
Title: President - Equities
Date:   January 12, 2024
Neuberger Berman Investment Advisers Holdings LLC
By:	/s/ Andrew Komaroff

Name: Andrew Komaroff
Title: President
Date:   January 12, 2024
Neuberger Berman Canada Holdings LLC
By:	/s/ Ray Carroll

Name: Ray Carroll
Title: Chief Executive Officer
Date:   January 12, 2024
NB Acquisitionco ULC
By:	/s/ Ray Carroll

Name: Ray Carroll
Title: Chief Executive Officer
Date:   January 12, 2024
Neuberger Berman Canada ULC
By:	/s/ Ray Carroll

Name: Ray Carroll
Title: Chief Executive Officer
Date:   January 12, 2024

By:	/s/ Benjamin Nahum

Name: Benjamin Nahum
Date:   January 12, 2024

By:	/s/ Amit Solomon

Name: Amit Solomon
Date:   January 12, 2024

By:	/s/ Rand Gesing

Name: Rand Gesing
Date:   January 12, 2024

By:	/s/ Pong Chan

Name: Pong Chan

Exhibit Index

Exhibit No.	Description
EX-1.1	The Reporting Persons effected the following transactions in the Securities during the past sixty days. Such transactions were effected in the open market.